April 4, 2012

BY EDGAR SUBMISSION

Ms. Tia L. Jenkins, Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	The Talbots, Inc.

Form 10-K for the Fiscal Year Ended January 29, 2011

Filed March 30, 2011

Correspondence submitted January 20, 2012

Correspondence submitted February 15, 2012

File No. 001-12552

Dear Ms. Jenkins:

This letter is being filed to provide supplemental information in response to our telephone conversation on March 20, 2012 (the “Call”) regarding information contained in correspondence from The Talbots, Inc. (the “Company”) dated February 15, 2012 (the “Second Response Letter”). The Second Response Letter was filed in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated February 1, 2012 (the “Letter”) regarding the above referenced Form 10-K and January 20, 2012 correspondence of the Company. The Letter was a follow up to a letter to the Company from the Staff dated January 6, 2012 and addressed comments made in our response set forth in a letter to the Commission dated January 20, 2012 (the “Original Response Letter”).

The Company’s filing deadline for its fiscal 2011 Form 10-K is April 12, 2012. The Company would greatly appreciate the Staff’s expedited review of its response.

The following items represent the discussion points from the Call for which the Staff has requested written information:

1.	Provide more information related to the Company’s reporting unit aggregation analysis including consideration of different levels of possible aggregation and the conclusion not to aggregate at any level below the stores reportable segment. Additionally, provide information to better describe direct profit (loss) versus other profitability metrics like store 4-wall profit (loss).
2.	Provide more information regarding the Company’s store rationalization plan including considerations and assumptions related to the fair value of the closed stores.
3.	Provide copies of information reviewed by the Chief Operating Decision Maker (“CODM”).

The Company believes the best way to address the Staff’s comments is to (i) provide an overview to the Company’s stores segment operations and discuss the Company’s conclusion related to segment direct profit (loss) versus store

4-wall profit (loss) as the key profitability metric, (ii) elaborate on the Company’s reporting unit aggregation, (iii) discuss the Company’s store rationalization plan and the related assumptions related to the fair value of the closed stores, and (iv) provide a reporting package regularly reviewed by the Company’s CODM.

Talbots Store Segment Overview

The Talbots, Inc. is a specialty retailer and direct marketer of women’s apparel, accessories and shoes sold almost exclusively under the Talbots brand. The Company’s brand vision is “tradition transformed” and focuses on honoring the classic heritage of the brand while emphasizing a relevant and innovative approach to style that is both modern and timeless. The Company has two operating segments, stores and direct marketing, through which the Company seeks to offer a cross-functional means of providing its customers a consistent brand experience across all channels and access to its merchandise. The stores segment includes all of the Company’s stores including retail stores, upscale outlets and surplus outlets and the direct marketing segment consists of the Internet channel and catalog channel. Trudy Sullivan, the Company’s President and Chief Executive Officer (“CEO”), is the CODM. The key strategic decisions made by the CODM are designed to impact the Talbots brand in totality. The Company’s operating plan is based on total Company operations. The operating plan is then disaggregated into two segments, stores and direct marketing.

As of January 28, 2012, the Company operated 517 stores in the United States and Canada including retail stores, upscale outlets and surplus outlets. The retail stores represent the Company’s principal concept, offer the most recent merchandise and represent a substantial majority of the store portfolio. Retail stores include different concepts based on size including missy, woman, woman petite and petite and are also classified in terms of inventory assortment referred to as Flagship, Premium, Classic and Always stores as well as climate. Upscale outlets offer an assortment of merchandise based primarily on prior seasons’ best selling product and is procured in a similar fashion from the same sourcing agent and pool of vendors. Upscale outlets are primarily located in upscale shopping venues. Surplus outlets are an extension of the retail stores and are utilized to sell prior season excess merchandise allowing the Company to refresh the merchandise offering in the retail stores frequently. All of the Talbots stores represent the distribution channels to market and sell Talbots branded merchandise which is consistent across the store chain. The Talbots stores primarily receive the same merchandise and follow similar pricing models, promotional calendars and markdown cadence all of which is developed and controlled centrally.

The stores organization has been and continues to be led by the senior vice president of stores, who reports to the president and CEO (the Company’s CODM), and currently is separated into three zones, the north zone, the south zone and the outlets. Each zone has its own vice president reporting to the senior vice president. There are six regions and an outlet group each led by directors who report to the vice presidents. Below the regional level is the district level each with its own district manager. This organizational structure was solely created to enhance operational accountability among each level of supervision in ensuring that the stores are following the directives and policies determined at the corporate level while all decisions related to the allocation of resources and overall stores performance assessments are performed at the corporate level driven by the CODM and based on direct profit (loss).

Vice presidents, regional directors and district managers are responsible for the day to day management of each of their responsibility areas by providing sales leadership to the stores personnel and ensuring the execution of corporate and segment management level directives and policies. Vice presidents, regional directors and district managers do not have the authority and are not empowered to make decisions impacting their stores outside of employment decisions regarding their direct personnel within corporate established human resource guidelines. These layers of management are primarily a means of managing the effective execution of corporate and segment-level directives to a large volume of store locations. To accomplish these tasks, vice presidents and regional directors receive sales and sales metrics information on a daily basis and payroll statistics on a weekly basis.

District managers receive payroll statistics weekly and have access to sales and sales metrics information on a daily basis. The senior vice president of stores reviews (i) daily and period-to-date statistical sales reports including sales, comparative sales and sales metrics, (ii) daily and period-to-date payroll versus budget reports for the stores organization in total and (iii) monthly and period-to-date sales and 4-wall profit (loss) (see appendix R) by store (gross profit less direct expenses incurred within the 4-walls of a store, such as payroll, rent and occupancy costs).

The store vice presidents, regional directors and district managers are operationally responsible, as noted above, for providing leadership and executing the directives and policies developed centrally at the corporate and segment level. These corporate or segment level business directives and policies include the following:

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Budgets and forecasts- budgets and forecasts for the stores organization are developed at the corporate level for the store segment collectively. The budgets for sales, gross margin, occupancy and operating expenses are for the stores organization in total and are budgeted from a top down perspective.

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Inventory- the selection, purchase and allocation of inventory to stores is determined by the creative, merchandising and planning functions at the corporate level. The store management team is responsible for ensuring the appropriate inventory is received at the store and displayed on the store floor according to the timelines and visual guidelines established and communicated by corporate and that excess inventory is packaged and transferred to a surplus outlet or to the distribution center according to corporate direction.

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Selling price- pricing for all goods available for sale is determined at the corporate level and is consistent across the store chain. Changes to prices are determined at the corporate level. Price changes are administered systematically. Store management does not have the authority to deviate from the corporate pricing plan.

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Sales promotions- discounts, point of sale discounts, promotions and special sale events are determined at the corporate level and are consistent across the chain. There are no regional or market based sales promotions. Store management cannot initiate its own promotions on a store by store basis.

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Product gross margin- pricing, discounts, promotions and special sales events are planned and in the control of corporate management, margin is budgeted and forecasted at corporate level and is outside of the control of the store management.

•	Distribution- all manner of distribution is managed by the sourcing team at the corporate level.
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Visual design and display- the visual presentation of the Company’s stores is created and managed by the visual team at corporate. The stores organization is responsible for executing the visual teams’ plan related to the appearance of product and the Company’s stores.

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Marketing- Talbots is a North American brand with stores in 47 states and Canada. The Company’s corporate marketing team is responsible for building brand awareness, maintaining the brand image, attracting and retaining customers and driving customer traffic into the stores and direct marketing channels, all done at the corporate level.

As noted above, the Company has identified two operating segments which provide information at the direct profit (loss) level and represent the Company’s reportable segments. This segment structure is consistent with how the Company plans its operations, communicates performance results to the public and best represents how management and the CODM view and evaluate performance of the business. The CODM is responsible for the key strategic decisions impacting the Talbots brand overall, starting with the development of the creative foundation of the Company’s product offerings (e.g. the looks of the seasonal product offerings), the sourcing of the Company’s product initiatives, the pricing of product and marketing the brand to the Talbots customer.

As a national brand, the Company focuses on the consistent presentation of the Talbots brand and customer experience by offering new refreshed product deliveries to its stores and direct market segments on a monthly basis. The product deliveries are referred to as brand moments and are largely similar or the same regardless of the consideration of any classification of a store or as contrasted between the stores and direct channel. Each brand moment is represented by a change in the monthly floor set of the stores and new introductions in the Company’s catalogs and internet offerings. The brand moment offering matches all Corporate marketing collateral and catalog mailings for that particular period. There is no separate regional or store specific brand moment or marketing. Brand moments are planned for the total Company as it plans its seasonal and yearly inventory buy, so that regardless of which channel the customer is shopping in, she is experiencing the brand in the same fashion. Each brand moment has a theme and includes certain “key looks” which are available across the retail store chain while surplus outlets, an extension of the retail stores, serve to clear older excess inventory. The surplus outlets are matched with the retail stores and rely on those stores to provide excess inventory to be sold in the surplus outlet. There is no special inventory purchase for surplus as they serve to liquidate excess inventory and allows the Company to continue to refresh the product offerings in the retail stores. Upscale outlets primarily offer the prior season’s best sellers. The Company’s stores generally offer four brand moments at any given time with the two most recent marked at full-price and the two oldest marked down from full price. The Company’s marketing efforts revolve around the brand moments. All of the functions involved in selecting, procuring, distributing, pricing, promoting and marketing the Company’s brand moments are managed centrally and are consistent in both segments.

The Company’s inventory procurement requires significant lead time, approximately six months, and the size of the inventory buy is based on total Company sales expectations. The lead time and the size of the inventory buy limit the time each brand moment can be offered on the store floor. This requires significant monitoring and management of the Company’s sales performance to respond to customer acceptance trends, make pricing changes, implement sales promotions and identify successful and unsuccessful offerings. The actions that the CODM can take relative to performance are largely focused on decisions that impact the sell through of the Company’s product offering and as such, the CODM regularly reviews sales and sales metrics on a daily basis and period-to-date basis (see appendices D, E, F, G, H, I and J). Overall, this information is used to assess the level of customer acceptance of the brand moment and can be utilized to determine the effectiveness of marketing efforts and sales promotions. Another significant data point subject to regular review relates to how sales are being generated which can be viewed daily and period-to-date by reviewing the full price and markdown sales reports (see appendices K, L and M). This data helps the CODM identify customer response to pricing decisions and promotional selling. Full price and markdown selling statistics can also be helpful in understanding how a brand moment or product category performed (i.e., product that sells quickly when marked down might not have been initially successful upon brand moment delivery due to pricing rather than other potential acceptance issues such as style, fit and pattern). Full price and markdown selling information is also reviewed by unit (see appendices N, O and P). Unit information is useful in that it allows the CODM to evaluate the velocity of unit sales at full price and markdown prices, gives her better insight into the inventory positions of the latest brand moments and is also helpful in identifying the efficiency of sales promotions and sales events.

The daily information noted above is aggregated and reviewed by the CODM on a weekly basis. The CODM reviews business statistics, such as sales, gross margin, traffic, conversion, average unit retail in total and broken out between direct marketing, stores, upscale outlet, surplus outlet and Canada (see appendix B). These reports do not report to the direct profit (loss) measure. Weekly performance is reviewed and discussed in addition to product and category performance (see appendices C1, C2 and Q). Decisions made based on the information contained in these reports could include extending, accelerating or delaying a sales promotion such as our “best customer” event, identifying a strong or weak selling category or product and implementing a product specific promotion such as 25% off cardigans or determining whether or not a markdown should be accelerated or delayed such as 25% off the entire store offering.

Product performance reports are important for the CODM to ensure that the product promotions selected will most effectively meet the goals of the promotion which could be to increase unit sales of poor performers or offer discounts on strong performers to drive customer traffic entering the stores and conversion, the rate at which the traffic is converted to sales. The Company’s promotions are designed to drive sales across both the stores and direct marketing segments and are developed to have the most impact on the business as a whole which is why these decisions are made centrally and impact the entire business rather than a region, concept or district (i.e., if a decision is made to run a 20% off knit promotion, such promotion is run consistently through all stores).

On a monthly and as needed basis, the CODM receives and reviews the Company’s internal and external statements of operations (see appendix A). These statements report (i) total operations by Company similar to our external financial statements and (ii) an internal format which is segregated by segment and reports to the direct profit (loss) level. These reports are based on actual experience and forecasted performance for the future periods through the end of the fiscal year. These reports help the CODM assess the total Company performance as well as the profitability and performance of the stores segment compared to the direct marketing segment and are the best representation of the effectiveness and profitability of the decisions made based on the daily and weekly reporting. These are the only statements of operations which display the total performance of each of the Company’s segments.

Decisions related to the allocation of resources and performance assessment is driven by direct profit (loss) which represents the only comparable profitability metric between the stores and direct marketing segments. Further, the Company incurs significant expenses related to the stores segment for items such as store oversight and supervision, warehouse type expenses and marketing costs which are not allocated to the individual store 4-wall level. Decisions related to how the Company invests in the business require an analysis of segment direct profit (loss) and are not determined based on 4-wall profit (loss) results, which are not considered to be complete. Investments in marketing and capital expenditures depend on profitability. A further example of actions taken based on performance reviews at the direct profit (loss) level include headcount reductions and other cost savings initiatives implemented in 2009, 2010 and 2011. Management considers direct profit (loss) as the key profitability metric for the Company and best reflects how management operates the business (see appendix A).

Further to our discussion with the Staff regarding store 4-wall reporting, the Company has summarized the key differences between direct profit (loss) versus store 4-wall profit (loss) below and notes that the following store-related expenses and flexible resources are included in the measure of store direct profit (loss) but are not allocated to the level of store 4-wall profit (loss) at any individual or summarization level in any Company reporting:

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Costs associated with the oversight and supervision of the store sales teams- the Company employs district managers, regional directors and zone vice presidents to oversee and supervise the operations of each zone, region and district. These individuals are responsible for providing sales leadership and ensuring the execution of corporate and segment management level directives and policies discussed above. The costs associated with these individuals, including their salaries and related benefits are calculated and applied only to the level of total stores. There is no allocation in any of the Company’s reporting of these costs to a level below total stores.

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Costs associated with the sorting, packaging, labeling, allocation and delivery of inventory to the stores- the sorting, packaging, labeling, allocation and delivery of inventory are primarily functions of the Company’s owned warehouse which services both of the Company’s operating segments. Inventory is received at the warehouse from the manufacturer and sorted, packaged, labeled and shipped to stores based on inventory allocation plans developed at and communicated from corporate. These processes are critical to the stores ability to receive merchandise inventories to sell. The associated costs of these processes are applied only to the level of total stores. There is no allocation in any of the Company’s reporting of these amounts to a level below total stores.

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Costs associated with the marketing and related programs designed to attract customers to shop in the store- the Company’s in-store visual merchandising, including salaries and related costs of visual merchandising employees and costs of signs and related décor; print and internet advertisements; direct mailings and e-mailings to customers; customer loyalty program and proprietary Talbots credit card program are critical to the Company’s ability to drive customer traffic into its stores, encourage purchases and promote brand loyalty and future store visits and purchases. These associated costs are applied only to the level of segment direct profit, allocated to stores or direct marketing as appropriate, and are not allocated in any of the Company’s reporting to a level below total stores.

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Application of key reserves to sales and gross profit, including sales return reserves and certain markdowns- these costs are important to the accurate depiction of our net sales results and gross profit results; however, these costs are calculated and applied only to the level of total stores and direct marketing. There is no allocation in any of the Company’s reporting of these amounts to a level below total stores.

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Application of other accounting adjustments to store expenses- certain key accounting adjustments, necessary to accurately report operating results, are calculated and applied only to the level of total stores. For example, while a store’s 4-wall profit (loss) metric includes the store’s base rent, or cash rent, for the period, the application of ASC 840, Leases, to an entity’s operating results requires the adjusting or straight-lining of step rents and other lease incentives over the term of the lease to arrive at rent expense for the period. There is no allocation in any of the Company’s reporting of these amounts to a level below total stores.

As can be seen in the internal statement of operations at appendix A, the amount of store-related direct expenses which are allocated only to the total stores organization is significant and critical to accurately understanding the profitability of the Company’s stores. The metric of segment direct profit (loss) provides management with the most complete, accurate and comparable measure of profitability and best represents how management views the store segment performance and makes decisions concerning the allocation of resources.

Reporting Unit Aggregation Analysis

The Staff requested that the Company provide more information related to the Company’s aggregation of reporting units including consideration of different levels of possible aggregation and the conclusion not to aggregate at any level below the stores reportable segment.

In determining the Company’s reporting units, management considered the guidance of ASC 350-20-35-33 through 35-38 and completed an analysis following these defined steps: (1) identify operating segments in accordance with ASC 280, Segment Reporting; (2) identify the components of each operating segment; (3) determine whether the component constitutes a business; (4) determine whether “discrete financial information” is available for the component; (5) determine whether segment management regularly reviews the operating results of that component; and (6) aggregate components that have similar economic characteristics.

(1) Identify operating segments in accordance with ASC 280, Segment Reporting.

Based on a review of the Company’s business activities, information regularly reviewed by the CODM to assess performance and make decisions regarding the allocation of resources and discrete financial information available, the Company has determined that it has two operating segments – stores and direct marketing.

(2) Identify the components of each operating segment.

ASC 350-20-20 describes a “component” as “one level below an operating segment” in the definition of a reporting unit. The Company determined that each store represents a component of the stores operating segment.

(3) Determine whether the component constitutes a business.

As previously detailed in the Original Response Letter and the Second Response Letter, the Company does not believe that a store is a business as substantially all of the principal processes necessary to execute a business are maintained at the corporate or segment level. However, the Company understands that others might take the position that an operating store may meet the accounting definition of a business, as previously described in the Second Response Letter and as such the analysis below is based on that premise. Refer to the Company’s discussion of whether or not a store represents a business in section Store Rationalization Plan and Fair Value Considerations.

(4) Determine whether “discrete financial information” is available for the component.

Discrete financial information is available on a store-by-store basis in terms of net sales, gross margin and to the level of 4-wall profit (loss).

(5) Determine whether segment management regularly reviews the operating results of that component.

Pursuant to ASC 280-10-50-7, a segment manager “is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts or plans for the segment.” The Company believes the segment manager is the senior vice president of stores. The senior vice president of stores reports directly to the CODM and is responsible for reviewing the operating results of the 4-wall profit (loss) of each store, stores in total and at various aggregation levels, however she is not responsible for all of the costs included within 4-wall profit (loss), such as occupancy.

(6) Aggregate components that have similar economic characteristics.

The Company has acknowledged that if one were to take the position that an operating store is a business, each operating store would likely represent an individual reporting unit and, in accordance with ASC 350-20-35-35, one would then be obliged to evaluate the characteristics of each store to determine whether the stores should be aggregated into a single reporting unit as follows:

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Similar economic characteristics- all Talbots stores generally follow similar sales growth or contraction patterns, normally a function of product and brand acceptance. The Company manages its inventory allocation and assortment in a similar fashion across the store chain with no significant differences in the manner of inventory allocation to the stores. Additionally, the Company manages its pricing model and promotional strategy consistently across the store chain. The similarities in assortment and pricing drive similar long-term average gross margins.

The Company sets budgets and forecasts for the stores organization from the top-down at the corporate level and many of the expenses attributable to the stores are not allocated or tracked at the individual store level. There are no significant differences in the Company’s expectations of individual stores to deliver comparable sales results or gross margin levels as the goals are set for the segment at the segment level. All stores are allocated substantially the same merchandise inventories, at varying quantities depending upon their available square footage, at similar price points and follow the same promotional and markdown cadence directed by corporate and, accordingly, are held to consistent performance standards in terms of delivering comparable sales results and gross margin levels. The Company believes that the economic and competitive risks facing its stores by region, district or concept are similar. The Company notes that its key competitors are primarily national brand retailers offering similar shopping channels (stores and direct). Additionally, there are no differences between zones, regions, districts or stores related to how the sales force is trained, how they are compensated or which benefits they receive, all of which is controlled at the corporate level.

In addition to these quantitative measures, the Company considered additional economic characteristics, as described at ASC 350-20-55-7, noting:

o	The nature of the operations and the manner in which the operations are conducted are similar on a store-by-store comparison.
o	All stores sell Talbots-brand merchandise and decisions on the design, production, sales price and promotions, allocation and timing of merchandise is managed solely at the corporate and segment management level, and the stores’ goodwill is more readily recoverable by the stores working in concert.
o	As described in the Second Response Letter’s discussion of a store’s inputs, processes and outputs, the stores share a significant amount of assets and resources.
o	Also as described in the Second Response Letter’s discussion of a store’s inputs, processes and outputs, the stores all commonly benefit from creative and strategic direction and oversight.

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The nature of the products and services- all Talbots stores sell Talbots-brand apparel, accessories and shoes. On a store-by-store comparison, there are no differences of note in the nature of products sold. Additionally, product pricing, discounts, promotions and point of sale discounts are all consistent across the store chain.

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The nature of the production process- substantially all Talbots apparel is sourced through its exclusive buying agent and similar pool of vendors for use in the Company’s stores and direct marketing operations. On a store-by-store comparison, there are no differences of note in the process employed to procure product.

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The type or class of customer for their products and services- with parallel product offerings among stores, the target Talbots customer for each store is similarly alike. On a store-by-store comparison, there are no differences of note in the type or class of customer for the Company’s products.

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The methods used to distribute their products or provide the services- product is distributed from the Company’s warehouse facility to each of its stores and all store locations are equipped with the ability to send product to customers either via the postal service or another third-party delivery service. On a store-by-store comparison, there are no differences of note in the methods used to distribute product.

The Company notes that ASC 350-20-55-6 and 7 states, in summary, that evaluating whether components are similar is a matter of judgment and depends on facts and circumstances and the assessment should be more qualitative than quantitative. Additionally, not all of the factors describing economic similarities discussed in ASC 280-10-50-11 need to be met to qualify for aggregation. Based on the guidance and the points noted above, the Company concluded that, if one were to consider an operating store to be a business and a reporting unit, the aggregation criteria of ASC 280-10-50, as further discussed at ASC 350-20-55-7, have been met and the individual store components should be aggregated. Based on the judgment applied to the qualitative and quantitative factors above, the Company believes that the factors predominantly indicate that the individual stores would be aggregated due to the economic similarities, the operations of the store and the significant shared resources, which indicate that goodwill is recoverable from the stores in the aggregate. ASC 350-20-55-7 also states that the fact that “a component extensively shares assets and other resources with other components of the operating segment may be an indication that the component either is not a business or may be economically similar to those other components.” While the Company may evaluate sales results and sales metrics based on various groupings of stores or product types, the Company evaluates the profitability and manages the performance of its stores in the collective – such as by effecting changes to product which will be allocated to stores or implementing training and development programs and sales-based incentive compensation programs to sales associates of all stores; therefore, the Company believes that no aggregation level exists between the individual stores and the collective stores organization and that the operating results of the stores are most accurately reflected through the eyes of management in the aggregate. Additionally, the Company believes that the guidance noted above indicating that the each store component could be aggregated would also be applicable to any aggregation of the stores including by region, by concept or by store type, as the Talbots brand experience, as previously discussed is delivered consistently through each store either individually or any aggregation of store concepts. Based on the above, the Company believes that goodwill would be tested for impairment at the aggregated stores reporting unit, consistent with the approach that the Company has historically taken in performing this test.

Store Rationalization Plan and Fair Value Considerations

The Staff has requested that the Company provide more information regarding the Company’s store rationalization plan including considerations and assumptions related to the fair value of the closed stores.

In fiscal 2011, the Company formulated its store rationalization plan designed to improve the productivity of the square footage in the store portfolio. The plan was initiated to address the accumulation of unproductive total square footage since approximately fiscal 2000 while taking advantage of approximately 300 potential lease events occurring over the course of fiscal years 2011, 2012 and 2013. The plan was developed by (i) identifying those stores with lease events occurring during or before fiscal 2013, (ii) assessing the full market potential of the impacted area by considering potential customer sales transfers to other stores and/or the direct marketing segment, and (iii) evaluating individual store performance and growth potential.

When the Company determines that a store is to be closed, or that there is a reasonable expectation that a store will be closed, the Company reassesses the recoverability of the store’s long-lived assets. In assessing the recoverability of a store’s long-lived assets, the Company estimates the future operating and disposition cash flows over the remaining useful life of the asset group, which generally corresponds to the remaining expected operating period of the store, as the lowest level of identifiable cash flows associated with these assets, consistent with the guidance of ASC 360, Property, Plant and Equipment. If the carrying value of the assets is more than the undiscounted cash flows, the Company would then estimate the fair value of those cash flows and record any potential difference as an impairment charge. The Company’s considerations in its fair value estimates were based on the fact that the store’s assets would be held and used until abandonment and principally recoverable through operations to the extent possible. The fair value estimates did not contemplate any cash flows beyond abandonment (i.e., as if an individual store were a going concern) as a market participant would not pay Talbots for access to ongoing cash flows if an individual store were to be “purchased” by that market participant as Talbots is not granting access to all the necessary assets as part of the abandonment process. That is, an individual store cannot be sold as an operating business or as an asset group with continuing cash flows. Rather, an individual store could only be “sold” through a potential assignment of a lease or by sub-leasing a store, which would be difficult and require landlord consent. In the event a store lease could be transferred or a store could be sub-leased, the market participant would only obtain a lease and insignificant leasehold improvements, which do not represent a business. See further discussion below.

In accordance with ASC 360-10-35-26, the Company does not include an allocation of goodwill in the store asset group when testing for impairment as the Company has concluded that an individual store does not represent a business and would therefore not be considered a reporting unit as previously described.

The Company has acknowledged that under the broad definition of a business provided in ASC 805, Business Combinations, one might take the position that an operating store is a business. If one were to consider a store to be a business, one would be obligated to evaluate goodwill in its store asset recoverability test under ASC 360-10-35-26. Additionally, an evaluation of the impact that each store closure may have on goodwill would be required, under the guidance of ASC 350-20-35-52 and 53, which states:

“When a portion of a reporting unit that constitutes a business […] is to be disposed of, goodwill associated with that business shall be included in the carrying amount of the business in determining the gain or loss on disposal.

The amount of goodwill to be included in that carrying amount shall be based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained.”

Although, the applicability of the above guidance should be considered for store closures (assets are disposed of by abandonment), ASC 350-20 does not provide any clear guidance on when the assessment should be made to determine whether or not assets that are abandoned constitute a business. Because of the lack of guidance in ASC 350-20, the Company believes it is appropriate to evaluate the guidance in ASC 360-10 on when such an assessment would be made (e.g. date of abandonment versus general or specific commitment date to abandon) as to whether a store that will be closed meets the definition of a business. ASC 360-10-35-47 states:

“For purposes of this Subtopic, a long-lived asset to be abandoned is disposed of when it ceases to be used.”

Additionally, in the basis for conclusions to Financial Accounting Standard (“FAS”) 144 (codified in ASC 360-10), the Financial Accounting Standards Board (“FASB”) specifically acknowledged in paragraphs B-62 through B-64 that the abandonment of long-lived assets should be treated differently than long-lived assets to be disposed of by sale. There are very specific criteria on when long-lived assets to be sold are classified as held-for-sale, with specific accounting consequences when such criteria are met, including the cessation of depreciation and measurement at the lower of carrying amount or fair value less costs to sell. The store subject to abandonment should be classified as held and used until such time it is actually disposed because the assets are recovered principally through operations, the Company believes that the determination of whether the store constitutes a business should not be performed until the store is actually abandoned. Such assessment would therefore only include the assets being disposed of at the date of abandonment which is represented by the four walls of the store or the real estate subject to lease and any insignificant amount of leasehold improvements which may remain. The Company does not believe that an individual or entity who could potentially take over that real estate upon our disposal or abandonment is acquiring anything more than a real estate shell. At time of abandonment, there are no other inputs existing other than the four walls of the space and there are no processes or outputs that exist. Accordingly, goodwill should not be allocated to the assets abandoned.

An individual store cannot be sold as a business because as a nationally branded apparel store, the Company would not sell an individual store with any significant inputs, any processes or outputs. The Company does not operate in a franchise environment and its stores are not turnkey operations in which inputs and processes could be readily “outsourced” because the stores, as currently operated, are entirely dependent upon the Talbots brand. Therefore, in determining what would be the amount that a market participant would be willing to pay for an individual store, the Company believes it is critical to consider what group of assets that party may acquire. That is, although an individual Talbots store may show “4 -wall” profitability, the asset group that a market participant could acquire from the Company upon a store closing does not include key inputs (right to brand) or processes (purchasing/distribution/marketing) and therefore, a market participant would value the asset group as a set of assets, rather than an ongoing profitable operation as that is not what is available for them to purchase. As such, the Company believes that it would be inappropriate to consider that a market participant would be willing to pay for a discounted stream of future profits or a multiple of EBITDA, as by having to purchase or rent some of those key inputs and processes from unrelated parties or use some which they already own for which they will not compensate Talbots. Consequently, regardless of whether a store to be closed is “deemed” profitable or not, as discussed, a market participant would assess the fair value of a closing store as the sum of any positive net cash flows for activities until actual closing and, if appropriate, the value of obtaining a favorable lease based on the terms with the landlords.

The Company notes that although an individual store may appear to generate positive cash flows because of its “4 wall” performance, those profits do not include all the appropriate costs that a market participant would consider such as allocation of direct expenses or indirect overhead and administrative expenses; the allocation of such expenses to the cash flows would cause a significant number of locations to be unprofitable.

In order for a “business” to be purchased, the buyer of a business would purchase the entire Talbots brand, not an individual store. Rather, an individual store could only be “sold” through a potential assignment of a lease or by sub-leasing a store, which would be difficult. In the event a store lease could be transferred or a store could be sub-leased, the market participant would only obtain a lease and insignificant leasehold improvements, which do not represent a business.

Specifically, with regard to the 82 locations closed in fiscal 2011, the Company was successful in finding a market participant to lease only one of the locations. With respect to the Company’s discussion with the Staff related to the fair value of the closed stores, the Company considered the following factors by type of location:

1.	The location has demonstrated a trend of generating negative cash flows at the individual store level before the allocation of direct and indirect costs. If one were to consider a store to be a business, these locations would not have had any goodwill allocable to their asset populations based on their relative fair values because of the negative cash flow trends of these locations. These stores represent approximately 13.4% of the total store locations closed in fiscal 2011. The Company does not believe a likely market participant would be interested in these leases due to their underperformance.

2.	The location’s real estate lease has reached the end of its term and has no remaining options available contractually to extend or renew. For these store locations, the Company would not have the option to transfer a right to use the lease location to another market participant as the Company’s right to occupy the leased space for any future period has ended. These stores represent approximately 15.9% of the total store locations closed in fiscal 2011, exclusive of those locations already included in the population of locations which have demonstrated a trend of generating negative cash flows. The Company does not believe that a likely market participant exists since the Company has no ability to assign any lease term and the market participant would be required to negotiate with third party landlords for any vacant space available in which to operate its business.

3.	The location has historically generated positive cash flows at the individual store level before the allocation of direct and indirect costs, and the location’s lease has available remaining term and/or renewal or extension options. For these locations, one could assume that there is a possibility for a market participant to assume this remaining lease(s) and operate its own store(s); however the Company would have no opportunity to “sell” a leased location as a lease is a contracted arrangement with a third party and any activity related to that location would be subject to the approval of a third party. The Company believes that any fair value estimates of these locations, even if calculated on a going concern basis, would be insignificant relevant to the total enterprise value.

After considering all of these factors and reviewing the remaining available lease periods, assuming the successful exercise of all remaining lease renewal and extension options for these locations which the Company may be able to transfer to a market participant, if one is located, the future cash flows for these store locations are not significant relative to the fair value of the Company’s ongoing stores organization. Any goodwill that one may have sought to allocate to these store locations for contemplation in the calculation of their respective losses on disposal would be nominal both individually and in the aggregate.

The Company believes that its analysis demonstrates that regardless of the view that one might take in interpreting the relevant accounting literature there is little to no financial impact to the Company’s operating results, however, the Company’s assessment is that a store is not a business. Further, the Company believes that the future possibilities of another market participant occupying a leased space that the Company previously occupied, provides little to no evidence regarding the appropriate allocation or recoverability of the Company’s goodwill, an asset which was recorded specific to Talbots facts and circumstances.

Reporting Reviewed by the Chief Operating Decision Maker

The Staff has requested that the Company provide copies of information regularly reviewed by the Chief Operating Decision Maker (“CODM”).

The Company’s CODM is its President and Chief Executive Officer who regularly receives the reporting outlined in the attached matrix and referenced in the Talbots Stores Segment Overview. As requested, the Company is supplementally providing copies of examples of the reports regularly reviewed by its CODM. These copies are being provided separately as supplemental submissions pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (and Rule 418(b) under the Securities Act of 1933, as amended, to the extent applicable). In accordance with Rule 12b-4 and Rule 418(b), the Company requests that the materials be returned to it following completion of your review and request confidential treatment of those materials pursuant to Rule 83 of the Commission’s Rules of Practice.

We appreciate your consideration of the information provided. As noted above, the filing deadline for the Company’s Form 10-K for fiscal year 2011 is rapidly approaching. Accordingly, we would appreciate the opportunity to discuss with you at your earliest convenience any follow up questions you may have after reviewing this response. Please do not hesitate to contact me at (781) 741-7850 with any questions that you may have with respect to the foregoing.

Very truly yours,

/s/ Michael Scarpa

Michael Scarpa

Chief Operating Officer, Chief Financial Officer and Treasurer

cc:	Ms. Trudy Sullivan, Talbots President and Chief Executive Officer

Ms. Gail McNaughton, Deloitte and Touche LLP, Partner

Mr. Ignacio Perez, Deloitte and Touche, LLP, Partner, National Office

Ms. Sandie Kim, Deloitte and Touche LLP, Partner, National Office

Ms. Sondra Stokes, Deloitte and Touche LLP, Partner National Office